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Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Intertape Polymer Group Inc.
Form 40-F for fiscal year ended December 31, 2009
Filed March 29, 2010
File No. 001-10928

Dear Mr. Reynolds:

On behalf of our client, Intertape Polymer Group Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 15, 2010, received by facsimile on December 16, 2010, to the Company’s Form 40-F for the fiscal year ended December 31, 2009 (the “Form 40-F”), filed March 29, 2010. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 40-F

General

1.	Please advise us how you meet the requirements of Form 40-F. See General Instruction A(2)(iv).

Response:

The Company hereby advises the Staff that the Company: (i) is incorporated under the laws of Canada; (ii) is a foreign private issuer as defined in Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-4 under the Exchange Act of 1934, as amended (the “Exchange Act”); (iii) has been subject to the periodic reporting requirements of the Canadian Securities Administrators for a period of at least twelve calendar months immediately preceding March 29, 2010, the filing date of the Form 40-F, and was then (and is now) in compliance with such obligations; and (iv) has a public float (i.e. outstanding equity securities held by non-affiliates) with an aggregate market value of US$75 million or more.

December 29, 2010

In particular, pursuant to Instruction 6 to General Instruction A(2) of Form 40-F, as of March 26, 2010 (a date within 60 days prior to March 29, 2010, the date on which the Company filed the Form 40-F), the Company’s outstanding equity shares held by non-affiliates, based upon the price at which the shares were last sold, had a value on the Toronto Stock Exchange (the principal market for such shares) equal to US$128.5 million. As reported under Item 6.1 of Exhibit 1 to the Company’s Form 40-F, as of March 26, 2010, there were 58,951,050 issued and outstanding common shares of the Company. As reported under Item 9.2 of Exhibit 1, as of March 26, 2010, the directors and executive officers of the Company as a group beneficially owned 7,733,004 common shares, representing approximately 7.6% of all of the Company’s common shares issued and outstanding. As reported on a Schedule 13G filed on February 11, 2010 with the Commission, as of December 31, 2009, Letko, Brosseau & Associates Inc. (“Letko”) beneficially owned 13,517,913 common shares, representing approximately 23.0% of all of the Company’s common shares issued and outstanding. The Company deemed Letko as an affiliate and believed that there was no material change in the number of shares Letko held between December 31, 2009 and March 26, 2010. As a result, the Company determined that its public float as of March 26, 2010 was 37,700,133 shares. Under Instruction 6 of General Instruction A(2) of the Form 40-F, the “price at which the shares were last sold” on March 26, 2010, or C$3.50 per share, was multiplied with the above outstanding number of shares, yielding an aggregate market value of the public float of the Company’s outstanding equity shares equal to C$132.0 million. The exchange rate on March 26, 2010 between United States and Canadian currency was US$0.97405 per C$1.00. Based on this exchange rate, the aggregate market value of the public float as of March 26, 2010 was US$128.5 million, which exceeds US$75 million and therefore satisfied the requirement of General Instruction A(2)(iv) to Form 40-F on March 29, 2010.

Controls and Procedures, page 3

2.	We note your disclosure in Exhibit 2 on page 14 which states that you recorded a charge of approximately $1.4 million in 2009 for errors that were identified in prior period financial statements. Please provide us with a detailed discussion of how the correction of these errors affected your conclusion regarding the effectiveness of your internal controls over financial reporting. In your response, specifically address your disclosure on page 4 which states that no changes were made to your internal controls over financial reporting during 2009.

Response:

The Company’s application of its existing internal control over financial reporting during the fourth quarter of fiscal year 2009 led to the identification of errors in the Company’s previously issued financial statements. As a result, the Company recorded a charge to correct the cumulative effect of these errors, which had occurred over time in prior periods.

December 29, 2010

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 identified certain significant deficiencies that did not, individually or in the aggregate, constitute a material weakness in the Company’s internal control over financial reporting. These significant deficiencies did not give rise to any material change in the Company’s disclosure controls and procedures or its internal control over financial reporting. As a result, management concluded that its internal control over financial reporting was effective as of December 31, 2009 and, accordingly, the Company did not report any material change to its internal control over financial reporting.

On November 12, 2009, the Company appointed Bernard J. Pitz as its Chief Financial Officer. During the fourth quarter of 2009, in connection with the preparation of the Company’s financial statements for the fiscal year ended December 31, 2009, the Company identified errors in its previously issued financial statements. The Company commenced a detailed review of the circumstances relating to these errors and undertook a comprehensive analysis in which the Company assessed the materiality of these errors under Staff Accounting Bulletin No. 99 (“SAB 99”). As a result of this process, as further described in response to comment 7 below, the Company determined that the errors were immaterial for prior and current periods and corrected the errors by recording a charge in the fourth quarter of fiscal year 2009, as disclosed in the Form 40-F, representing the cumulative effect of the errors in the Company’s previously issued financial statements.

Management specifically considered the Company’s correction of these accumulated errors as part of management’s assessment the effectiveness of the Company’s internal control over financial reporting. As reported in the Form 40-F, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria established in the “Internal Control — Integrated Framework” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO). As defined in Rule 13a-15(f), internal control over financial reporting is effective when it provides “reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles” (emphasis added). In particular, even “effective internal control over financial reporting cannot, and does not, provide absolute assurance of achieving the company’s control objectives,” and therefore “an individual control does not necessarily have to operate without any deviation to be considered effective.” PCAOB Auditing Standard No. 5, ¶ 48 (emphasis added). The Company also notes that the absence of a material weakness represents the “threshold for concluding that a company’s internal control over financial reporting is effective.” Release No. 33-8238 § II.B.3.c. at 14 (June 5, 2003).

In light of these requirements and applicable professional guidance, management evaluated the identified control deficiencies and determined that those deficiencies, individually and in the aggregate, did not rise above the classification of significant deficiencies. In particular, management determined as of the assessment date that the control deficiencies did not present a reasonable possibility that the Company would fail to prevent or detect on a timely basis a material misstatement of its annual or interim financial statements. Based on this analysis, management concluded that the Company’s existing internal control over financial reporting was effective as of December 31, 2009, and that the Company made no changes that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting within the meaning of paragraph (e) of General Instruction B.(6). of Form 40-F.

December 29, 2010

Signatures

3.	Please advise us whether Melbourne Yull is your principal executive officer. Also, please confirm in future filings you will clearly indicate the identity of your principal executive officer on the signature page of your Form 40-F and your certifications.

Response:

The Company hereby confirms that, on the date of filing of the Form 40-F, Melbourne Yull was the Company’s principal executive officer. Soon after that date, as previously reported, Gregory A. C. Yull was appointed as the Company’s Chief Executive Officer. In future filings, the Company will clearly indicate the identity of its principal executive officer on the signature page of its Form 40-F and accompanying certifications.

Exhibits

4.	Please confirm in future filings you will separately file your exhibits to your Form 40–F, instead of including them at the end of your annual report. In particular, your certifications pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002 must be filed as separate exhibits.

Response:

The Company hereby confirms that, in future filings, it will separately file its exhibits to its Form 40–F, including certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, rather than including the exhibits at the end of its annual report.

Exhibit 1-2009 Annual Information Form dated March 26, 2010

Indebtedness, page 11

5.	We are unable to locate the amended $200 million Asset-Based Loan facility. Please advise if and why it is not filed as an exhibit.

Response:

The Company filed the text of the amended $200 million Asset-Based Loan facility as an exhibit to the Company’s Form 6-K filed with the Commission on May 8, 2008. The Company’s disclosure described this document under Item 13 (pages 47-48) of Exhibit 1 and previously filed the agreement on April 30, 2009 with the Commission in the Company’s Annual Report on Form 20-F by incorporating by reference exhibit 4.5 under Item 19 thereof. In future filings, the Company will clearly indicate as applicable in the Exhibit Index where the agreement may be found in the Company’s filings with the Commission.

December 29, 2010

Experts, page 48

6.	We note the reference to the entities that “prepared or certified a statement, report or valuation described or included in a filing . . .” Please advise us of any 40-F disclosure being attributed to Ernst & Young or Eckler Consultants. We may have further comment.

Response:

The Company advises the Staff that Ernst & Young and Eckler Consultants assisted the Company by providing actuarial services relating to the Company’s retirement benefits. These third parties assisted the Company only with respect to these actuarial services that the Company used in preparing the financial statements included in its Form 40-F. The Company intended to provide this information only supplementally rather than to indicate that the Company’s calculations relating to retirement benefits were being given on the authority of a person whose profession gives authority to such person’s statements. The Company supplementally advises the Staff that the Company reviewed and adopted as its own the conclusions reached in connection with the foregoing actuarial services. In future filings, the Company will either (i) attribute solely to the Company, rather than to any third party, any determinations made in connection with such actuarial services; or (ii) indicate that the Company determined the matters relating to such actual services and, in doing so, considered or relied in part upon a third party’s report.

Exhibit 2-Management’s Discussion and Analysis

Effect of Correction of Prior Period Errors, page 14

7.	It appears from your disclosure that you recorded a charge of $1.4 million during the fourth quarter of 2009 for errors that were identified in prior period financial statements. We note that you concluded that these items were immaterial to your prior periods and therefore did not warrant a restatement. Please provide us with a detailed discussion of how you assessed the materiality of these errors on the current fiscal year in accordance with SAB 108, particularly considering the fact that the $1.4 million charge represented approximately 9% of your 2009 net loss. Please note that if you still consider this adjustment to be immaterial for your prior years and current year, please provide us with you assessment of materiality in accordance with SAB 99.

Response:

Before completing and filing the Form 40-F, the Company conducted a detailed review of errors identified in its prior period financial statements and performed a comprehensive assessment in accordance with SAB 99 of the materiality of the errors with respect to the Company’s previously reported and current period financial statements. Consistent with SAB 108, the Company evaluated the materiality of the errors by quantifying their effects on each of the previously issued financial statements and related disclosures as well as the financial statements in which the Company corrected the misstatements. The Company considered both quantitative and qualitative factors and assessed the effect of the errors, on both an individual and an aggregate basis, including an analysis of whether the errors had any material impact on any trend in the Company’s reported results. Based on this analysis conducted in accordance with SAB 99, the Company concluded that although some of the errors were quantitatively significant, the errors were immaterial to prior and current periods when viewed in light of all of the quantitative and qualitative factors, the absence of any effect on trends and the surrounding facts and circumstances relating to the errors. Pursuant to Rule 12b-4 under the Exchange Act, the Company is supplementally providing to the Staff the Company’s detailed analysis under SAB 99 relating to these errors and hereby requests the return to the Company of such supplementally provided information.

*        *        *         *        *

December 29, 2010

We are enclosing a letter from Gregory A. C. Yull, Chief Executive Officer of the Company, and Bernard J. Pitz, Chief Financial Officer of the Company, containing a statement from the Company acknowledging each of the matters requested by the Staff.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Gregory A. C. Yull, Chief Executive Officer
Bernard J. Pitz, Chief Financial Officer Intertape Polymer Group Inc.

J. Gregory Humphries Shutts & Bowen LLP